News Release

Paul Goodson
Investor Relations
Tel: (510) 204-7270
www.xoma.com

XOMA and Schering-Plough Establish Collaboration for Therapeutic Antibody Discovery and Development
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Berkeley, California, May 23, 2006 - XOMA Ltd (Nasdaq: XOMA) today announced the formation of a collaboration with Schering-Plough Corporation (NYSE: SGP), through its research and development arm, Schering-Plough Research Institute (SPRI), for therapeutic monoclonal antibody discovery and development The collaboration is intended to capitalize on XOMA’s comprehensive antibody discovery, development and production technologies and expertise. Under the agreement, Schering-Plough will make up-front and milestone payments to XOMA, fund XOMA’s R&D activities related to the agreement, and pay royalties to XOMA on sales of products resulting from the collaboration. Additional financial terms were not disclosed.

Using its extensive collection of phage display libraries and optimization technologies, XOMA will discover therapeutic antibodies against one or more targets selected by SPRI. XOMA may also utilize its proprietary Human Engineering™ technology to humanize antibody candidates generated by hybridoma techniques. Other XOMA activities will include pre-clinical studies to support regulatory filings, cell line and process development, and production of antibodies for initial clinical trials.

“With our collective capabilities and expertise, we plan to accelerate the discovery and development of therapeutic antibodies that meet or exceed key medical and commercial design objectives,” said John L. Castello, President, Chairman and Chief Executive Officer of XOMA. “We look forward to working together with Schering-Plough.”

About XOMA
XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases.

The company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA’s proprietary Human Engineering™ and bacterial cell expression (BCE) technologies. More than 45 companies have signed BCE licenses. As a leader in therapeutic antibodies, XOMA has established a unique and comprehensive collection of technologies for antibody discovery, optimization, development and production. With a fully integrated product development infrastructure, XOMA’s product development capabilities extend from preclini-

cal sciences to product launch. For more information, please visit the company's website at www.xoma.com.

Certain statements contained herein concerning product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA’s financing needs and opportunities and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA’s prospects.